June 7, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn:	Gus Rodriguez, Branch Chief
Robert Babula, Staff Accountant

	Re:	Hawaiian Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed on February 12, 2021
Form 8-K filed on January 26, 2021
File No. 001-31443

Gentlemen:

Hawaiian Holdings, Inc. (the “Company”) submits this letter in response to the comment contained in the letter dated May 18, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filings. The comment contained in the Comment Letter is repeated in bold italics before the Company’s response below.

Form 8-K filed on January 26, 2021

Non-GAAP Financial Reconciliation (unaudited)

1.

We have read your response to comment 2. We note that you are using EBITDAR to evaluate your financial performance. Since this measure eliminates aircraft rent, which is a normal recurring cash operating expense necessary to operate your business, it should not be presented as a measure of overall performance. However, your response appears to indicate you are also using EBITDAR as a valuation metric. As such, revise to present it solely as a valuation measure and only for the period being presented and include disclosure regarding the purpose and use of this measure as well as the limitations of its use, including that it should not be viewed as a measure of overall performance since it excludes aircraft rent.

Company Response:

The Company acknowledges the Staff’s comment related to the Company’s presentation of EBITDAR as a measure of overall performance. In future filings, the Company intends to present EBITDAR solely as a valuation measure and only for the period being presented. The Company further intends, in future filings, to provide disclosure regarding the purpose and use of EBITDAR as well as the limitations of its use.

* * * * *

U.S. Securities and Exchange Commission

June 7, 2021

The Company requests that the Staff contact the undersigned at (808) 835-3700 or Tony Jeffries of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3223 to confirm that the Staff has no further comments or in the alternative, with any questions or comments regarding this letter.

Respectfully submitted,

HAWAIIAN HOLDINGS, INC.

/s/ Aaron J. Alter
Aaron J. Alter
Chief Legal Officer

cc:	Peter J. Ingram, President and Chief Executive Officer

Shannon Okinaka, Chief Financial Officer

Joanne Lee, Hawaiian Airlines, Inc.

Brandon Rowland, Ernst & Young LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.